Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

THERMAGE, INC.

Third Quarter 2008 Earnings Conference Call

November 10, 2008, 4:30 p.m. ET

Operator:	Good afternoon, ladies and gentlemen. Thank you so much for standing by, and welcome to the Thermage 3rd Quarter 2008 Earnings Conference call. During today’s presentation, all parties will be in a listen-only mode. Following the presentation, the conference will be open for questions. If you do have a question, please press the star followed by the one on your touchtone phone. Once making that choice, if you decide you’d like to withdraw your question, pressing the star followed by the two will remove your line for the queue. Also, if you are using speaker equipment today, please note you will need to lift up your handset prior to making your selection. As a reminder, this conference is being recorded today, Monday, the 10th of November, 2008.

I’ll now turn the conference over to Mr. Doug Sherk of the EVC Group. Please go ahead, sir.

Doug Sherk:	Thank you, Operator, and good afternoon, everyone. By now, everyone should have access to the 3rd Quarter 2008 earnings release which was distributed this afternoon after the market closed. The release is available on the Investor Relations section of Thermage’s website at www.thermage.com and with our Form 8-K filed with the SEC. In addition, you can call our office at 415-896-6820 and we’ll get one to you immediately if you don’t have access to the Internet.

Before we get started, during the course of this conference call, the company will make projections that may make other statements about the company’s business that are forward-looking and are subject to many risks and uncertainties that could cause actual results to differ materially from expectations. A detailed discussion of the risks and uncertainties that affect our business is contained in the company’s SEC filings, particularly, under the heading Risk Factors. Copies of these filings are available online from the SEC or on the Thermage website. The company’s projections and forward-looking statements are based on factors that are subject to change, and therefore, these statements speak only as of the date they are given. The company does not undertake to update any projection or forward-looking statement.

In addition, to supplement the GAAP numbers, we have provided non-GAAP net income and non-GAAP diluted income per share information that excludes the impact of the stock-based compensation. We believe that these non-GAAP numbers provide you with insight to conduct a more meaningful and consistent comparison of our ongoing operating results and trends, compared with historical results. A table reconciling the GAAP financial information to the non-GAAP information is included in our earnings release.

With that, I’d like to turn the call over to Steve Fanning, Chairman, President and CEO of Thermage.

Steve Fanning:	Thank you, Doug, and good afternoon, everyone. Thank you for joining us for our Third Quarter 2008 conference call. Jack Glenn, our Chief Financial Officer, had to begin jury duty this afternoon, so Dan Ferrari, our Vice President of Business and Financial Planning, will be sitting in for Jack. Also with me today is Clint Carnell, our Chief Operating Officer.

This afternoon, we released our financial results for the third quarter that ended September 30th, 2008. We also announced the operating results of Reliant Technologies. While this was a very challenging quarter for the aesthetics industry, we believe our results, especially when combined on a pro forma basis with those of Reliant, demonstrate the strength of our business model and the strong, strategic rationale for the Reliant acquisition.

Turning first to Thermage operations, our revenue fell 6% in the third quarter from the prior year, reflecting a decline in sales on both systems and treatment tips. While average selling prices of new systems were at the same level as last year, the ASP on treatment tips increased compared with the prior year, and unit volumes were down. The decrease was a reflection of the difficult market environment. The credit squeeze has also slowed spending on capital equipment which has affected some of our customer base. In addition, consumer demand for procedures has also declined.

However, we feel that Thermage and Fraxel have several advantages in this environment, and we are meeting the challenges better than many of our competitors. One major benefit for both companies is a strong recurring revenue business model. In Q3, treatment tips and other consumables represented 77% of Thermage’s product revenue, and 23% of Fraxel product revenue. Thermage’s partner plan continues to be a driver for treatment tip sales. Under the plan, we offer doctors a set number of monthly treatment tips and consumable products at a fixed monthly price. The majority of our tips and consumables in Q3 were sold through the partner plan. Following the close of the acquisition of Reliant, we expect to implement a partner plan for Fraxel tips.

Finally, we believe our bifurcated sales force has been a benefit in this market. We have one sales force focused on selling new systems. A second team sells upgrades, tips, and other consumables. During the quarter, we sold 111 systems, including 55 upgrades. Post acquisition of Reliant, we plan to apply this model to the Fraxel product line as well.

Our gross profit remains high at over 75%. Treatment tips ASPs increased to $363 in the recent third quarter, compared with $316 a year earlier.

Expense management is crucial during economic slowdowns and we have focused very hard on controlling our cost. During the third quarter, operating expenses declined by approximately $400,000 from the prior year period. And importantly, we also generated 1.4 million in cash from operations during the quarter. Our solid gross margins, good expense control, and cash generation during a difficult quarter continues to demonstrate the strength of our business model, and the proposed Reliant acquisition will further enhance our positions.

Now, turning to Reliant. In contrast to most of the industry, Reliant generated a 22% increase in sales over the third quarter of last year. Driving the growth was continued demand for its proprietary Fraxel skin resurfacing and rejuvenation products. Especially strong in the quarter were sales of Fraxel re:pair, launched earlier this year. This product targets plastic surgeons and dermatologists and is considered the premier technology of fractional resurfacing.

Reliant had an operating loss in the quarter of $1.6 million on a GAAP basis. This operating loss included $1.6 million in stock-based compensation charges, and approximately $1.1 million in transaction expenses related to the pending merger. On a pro forma combined company basis, revenue for the third quarter would’ve been $32.9 million, an increase of 9% over pro forma combined results for the same quarter last year.

The combination of the two companies is highly complementary and synergistic for three key reasons. First, Reliant’s business model, like Thermage, has a component of recurring revenue. Second, product innovation has been a hallmark for both Thermage and Reliant. We continue to commit resources to our R&D efforts to ensure the consistent rollout of new products and applications, and we have a robust product pipeline. Third, we see significant opportunities to further reduce overhead and cost. Now, originally, we announced—when we announced the acquisition, we had identified approximately $14 million in annual cost savings. As of today, the cost savings we have identified have increased to approximately $19 million.

The combination of Thermage and Reliant will bring together two of the most recognized brands in the aesthetic market, with a broad, innovative product offering in the fastest-growing areas of aesthetics. We will continue to generate high percentage of recurring revenue, and we anticipate that with the cost savings and our continued focus on expense control, we will be able to further leverage our business model and drive more to the bottom line.

Now, looking ahead, we believe we will continue to face a difficult operating environment. While we cannot control the economy, we are very optimistic that our financial model, based on innovative products, recurring revenue, and good expense control, will help us successfully weather the storm. We are focused on moving the Reliant acquisition forward, gaining approvals as quickly as possible and closing the transaction, so that we can begin to gain some of the benefits. We remain optimistic about our prospects despite the current market, and we are very excited about the opportunities from the merger for improved profitability and enhanced shareholder value.

Now, I’d like to turn the call over to Dan to provide further details of our third quarter financial performance and update you on our 2008 guidance. Dan?

Dan Ferrari:	Thanks, Steve. Before we discuss the details of our Q3 financials, I would like to provide an update on the status of our Form S-4 filing with the SEC on the Reliant transaction. Since our original S-4 filing in mid-August, we have filed several amendments, including our latest filing on November 3rd. To date, nearly all of the questions and comments from the SEC have been of a legal nature regarding the merger agreement and shareholder approval process. We still expect to complete the acquisition in the current quarter.

We now turn to our Q3 financials. Third quarter revenue was $13 million, a 6% decrease compared to the same period last year, with US revenues declining 10% and international revenues down 1%. The geographic split between US and international revenues was 51% US and 49% international.

Q3 system sales of both new and upgrade units were 111 units worldwide, a decrease of nine systems, or 8%, over prior year. New system placements for the quarter were 56 units, an upgrade from 55 units. Our installed base systems at the end of the quarter grew to 2,617 systems, of which 1,352 are in the US and 1,265 are international.

The gross profit margin for the quarter was 75.4%, as compared to 77.6% for the prior-year period. The relatively high proportion of system upgrades in relation to other product revenue and increased manufacturing cost in relation to lower sales volume resulted in lower gross profit margin levels than those realized in Q3 2007.

Total operating expenses declined to approximately $10.6 million in Q3, from approximately $11 million for the same period last year.

Total stock-based compensation charges for the quarter were $887,000. The breakdown of these charges on the P&L is as follows: cost of goods sold $47,000; sales and marketing $352,000; R&D $80,000; and G&A $408,000.

Q3 operating income on a non-GAAP basis was $223,000, which excludes the stock-based compensation charges of $887,000 and merger related cost of $165,000.

On a GAAP basis, operating loss in the third quarter was $829,000.

Below the operating income line, we reported a loss on investments from the Lehman Brothers bond for $863,000.

Interest income for the quarter was approximately $635,000, and we recorded a tax provision of $89,000.

Net income for the quarter on a non-GAAP basis, excluding stock-based compensation charges, merger related cost, and loss on the Lehman Brothers bond, was $735,000 or $0.03 per share. This compares with net income of $1.6 million, or $0.07 per share, on a non-GAAP basis last year.

On a GAAP basis, net loss was $1.1 million, or $0.05 per share, compared to net income of $423,000, or $0.02 per share, in the third quarter of last year.

Turning to the balance sheet, as of September 30th, 2008, we had approximately $46 million of cash in marketable investment security, and no debt. During Q3, we generated approximately $1.4 million in cash from operations. Please note that during the quarter, we also lent $5 million to Reliant as part of the merger agreement.

Accounts receivable at the end of the third quarter were $5.9 million, resulting in day sales outstanding of 42 days. The increase in DSOs from the previous quarter’s 36 days was a result of a large proportion of international sales occurring in the last month of the quarter, which follows a typical seasonal pattern exhibited in the third quarter of the year.

Please note that additional financial information is available with this afternoon’s filing of our Form 10-Q with the SEC.

Finally, and as we stated in our press release, due to the pending completion of the Reliant acquisition and the uncertain economic environment, the company is withdrawing previous guidance for full year 2008. I would like to point out that we are in the process of building our 2009 annual operating plan. During our earnings conference call anticipated to take place in February 2009, we plan to make appropriate comments about our 2009 operating plan as it relates to our financial goal.

With that, I’ve concluded my overview of Thermage’s Q3 financial performance and would like to turn the call back over to Steve.

Steve Fanning:	Okay. Thanks, Dan. Now, I’d like to turn the call over to the operator for questions. Operator?

Operator:	All right. Thank you, sir. Ladies and gentlemen, at this time, we’ll begin our question and answer session. As a reminder, if you do have a question, please press the star followed by the one on your touchtone phone. Once you make that choice, if you decide you’d like to withdraw your question, pressing the star followed by the two will remove your line from the queue. If you’re using speaker equipment today, please note that you will need to lift up your handset prior to making your selection. Also, we ask that you please limit yourself to one question and one follow up, and then re-queue with any additional questions.

Our first question is from the line of Keay Nakae with Collins Stewart. Please go ahead.

Keay Nakae:	Yes, good afternoon.

Steve Fanning:	Good afternoon.

Keay Nakae:	Dan, can you give us the split—US/OUS for both system revenue and recurring revenue?

Dan Ferrari:	Sure. System revenue. System revenue was $2.9 million, roughly, for the quarter, and tips and other consumables was about $9.9.

Keay Nakae:	And what was the split US/OUS of those?

Dan Ferrari:	It was about—on systems, it was about 60% international and about 40% domestic.

Steve Fanning:	Yes, number of systems, Keay—55 total US, 56 total international.

Keay Nakae:	Okay. And how about disposable?

Steve Fanning:	It was on US about $6.5 million, and about $6.2 million internationally.

Keay Nakae:	Okay, very good. So, outside the US, are you seeing a more significant decline in certain geographies, like Europe versus Asia?

Steve Fanning:	I would say that Europe now is starting to follow the US. Asia, still, is holding up.

Keay Nakae:	Okay. And which one of those now represents the larger share of your OUS revenue?

Steve Fanning:	Asia. And it always has.

Keay Nakae:	Okay. As far as Reliant, you know, they had good numbers. You talked about the new product having a strong start, but any other reason you can point to why they had such a positive showing when, you know, the overall market is struggling so much?

Steve Fanning:	Well, I think when you look at those companies that are offering proprietary technology in the marketplace, that new products continue to drive this business. And yes, it’s very difficult. But when you have new, innovative products that have very good efficacy, they’re still being accepted well in the marketplace, and I think that’s what Reliant has been able to demonstrate.

Keay Nakae:	So, for yourself, then, you know, you’ve got the new Cellulite tip. How much did that contribute to the mix?

Steve Fanning:	Yes. We continue to see Cellulite and it’s contributing between around 8 to 9% of our overall mix.

Keay Nakae:	Okay, great. I’ll get back in queue.

Steve Fanning:	Okay.

Operator:	All right, thank you. Our next question is from the line of Dalton Chandler with Needham and Company. Please go ahead.

Dalton Chandler:	Good afternoon. You mentioned you’re now up to about $19 million in identified cost savings. Could you talk about where that incremental $5 million came from?

Steve Fanning:	Sure. It predominantly came from a reduction in some programs and from some head count which we had as vacancies, and we are now not planning to fill those vacancies.

Dalton Chandler:	Okay. And you’d mentioned the importance of new products and I think maybe after the end of the quarter, Reliant had announced another new product that, if I understood it correctly, has interchangeable hand pieces. Can you talk about that and, you know, how you expect to promote it, and how the product might be priced?

Steve Fanning:	You know, I really can’t talk about that because we’re not merged together yet, so I’m not allowed to speak about that.

Dalton Chandler:	Okay. All right, thanks a lot.

Steve Fanning:	Okay.

Operator:	All right, thank you. Our next question is from the line of Anthony Vendetti with Maxim Group. Please go ahead.

Anthony Vendetti:	Sure, thanks. Can you talk a little bit, Steve, about which countries in particular are still strong? Is it just Asia, or are you seeing strength in Latin America?

And then, where exactly are we with the close on the Reliant acquisition? Are we just waiting for a final okay or are there still outstanding questions there?

Steve Fanning:	Yes. Question number one, it would definitely be Japan and Korea.

And question number two, we’re just waiting for some final information. It’s more of a technical nature, and hopefully, we will see that close very shortly.

Anthony Vendetti:	So, it could be any day up until the end of December, correct?

Steve Fanning:	That’s correct, Anthony.

Anthony Vendetti:	Okay, thanks.

Steve Fanning:	You’re welcome.

Operator:	All right, thank you. Our next question’s from the line of Isaac Ro with Leerink Swann. Please go ahead.

Jody Guy:	Hi, this is Jody Guy [ph] for Isaac. Thanks for taking our questions. Just one question. On average, how many inventory do your customers carry in terms of tips or number of treatments? We’re just trying to get a sense of visibility for the next quarter and possibly for ’09. Thanks.

Steve Fanning:	Yes. I would say, on average, it’s less than one month. One key indicator that we use to look at inventories is that we normally ship tips, for example, in a two- to three-day window. That’s normal shipping. But a lot of times, doctors run out of tips and we ship a lot of next-day delivery by way of FedEx. So, doctors are not carrying a huge amount of inventory at this time.

Jody Guy:	Thank you.

Steve Fanning:	You’re welcome.

Operator:	All right, thank you. Our next question’s from the line of Chris Cooley with FTN Midwest Securities. Please go ahead.

Chris Cooley:	Thank you. Can you hear me okay, Steve?

Steve Fanning:	Yes, Chris.

Chris Cooley:	Thanks. Just one, first, to housekeeping, and then a follow up. In your response to Keay’s question earlier, when you were doing the splits there on the consumables in particular, would you repeat those data points? I thought you said $6.5 and $6.2—I apologize. And that would be excess of your consumable revenue for total sales? I just was trying to make sure I was backing this correctly. Thank you.

Steve Fanning:	Sure. Go ahead, Dan.

Dan Ferrari:	So, for tips and consumables, for international was about $4.9 million for Q3.

Chris Cooley:	Okay.

Dan Ferrari:	And then, on the US side was also about $4.9 million.

Chris Cooley:	Okay. I apologize, I misunderstood that earlier. And secondly, Steve, you know, we just had the ASPS meeting here, roughly a week now back, and there’s been some discussions about changing the financing packages to the consumer and how that may or may not affect practitioners. Anything that you could maybe just provide some color on here in the short run as to, maybe, how this—if you’re thinking about it from a practice’s standpoint—might be beneficial for either Reliant or for Thermage or, should we say, Newco here—because it looks like financing is drying out both at the commercial and the consumer end. And with the higher price points, how that may or may not affect demand for alternative procedures such as Thermage or Fraxel.

Steve Fanning:	Well, I think there’s two parts to that. One, I really can’t comment overall relative to what the docs are doing to try to entice consumers. I can tell you that during these times, I think doctors are understanding, perhaps more so than before, that companies like ourselves who offer opportunities to work with doctors to build their practice—where we have programs that we can do that—that they’re now partnering more with us. That’s number one. So, I really don’t think I can comment overall how that will help our business.

I can tell you, though, that people who were thinking about, perhaps, having a face lift are now looking at alternatives to that. So, things like a Fraxel or a Thermage, together, can provide some very nice results. But here again, Chris, I don’t have any data, third party data, that indicates that—that that is occurring. It’s only anecdotal that I hear, and as you heard, that’s what I basically heard on the floor—that there is an opportunity for people to kind of trade down, if you will—instead of doing surgery, to do minimally invasive and non-invasive procedures like Thermage and Fraxel.

Chris Cooley:	Okay. And maybe if I could, just one additional follow up. When you look at your systems—and I realize we’re not giving guidance for the remainder of the balance of the year—but any thoughts there in terms of new initiatives just to expand the installed base? Because it clearly looks like you’re able to leverage that as you move forward with Reliant. And just, trying to think about whether it’s new, alternative plans—sale leaseback, you know, pay-per-click type models—just, any thoughts there on ways to enhance the installed base in these type of difficult times? And I’ll get back in queue. Thank you.

Steve Fanning:	Sure. Well, a couple of things. One, I think the biggest opportunity for us, once we complete the merger, is to have Thermage and Fraxel sold together. There’s a huge opportunity, and I’m really looking forward to that. Also, as you know, we have our partner plan which we launched last year, and that really has helped us out in terms of providing opportunities for the doctor to purchase very similar to the way you get your cell phone—with an established number of tips coming in each month at an assigned price. So, we believe that we kind of were ahead a bit—of the curve, and that that really has served us well.

Do we have any other, for lack of a better term, creative financing models in place? No. We think that what we currently offering represents good value to the physician.

Chris Cooley:	Thank you.

Steve Fanning:	You’re welcome.

Operator:	Our next question’s from the line of Hesham Shaaban with the Maxim Group. Please go ahead.

Hesham Shaaban:	Hi. I just wanted to verify something, something that was said earlier. Regarding the tip sales, the majority were sourced from the partner plan, is that correct?

Steve Fanning:	Correct.

Hesham Shaaban:	And that’s—is that the Infinity program?

Steve Fanning:	Yes. Now remember, that’s only in the US. We’ve not launched that program internationally.

Hesham Shaaban:	Okay. So, just a general feel—I mean, I’m pretty sure you won’t be able to quantify it, but is it an overwhelming majority or are we just breaking 50%?

Steve Fanning:	It’s greater—it’s greater than 50%, and quite frankly, from the beginning of the year, it has exceeded our expectations. And also, the other good thing about it is that this is a six-month program, and we have been encouraged by the number of doctors, for lack of a better term, that have “re-upped” into the partner program. So, all in all, we feel it’s exceeded our goals in terms of number of accounts, and it’s exceeded our goals in terms of the re-up rate.

Hesham Shaaban:	I see. And just to follow on that, what are your thoughts—I know you’re not giving guidance for 2008, but what are your thoughts on the consumable size and—in relation to the Infinity program? I mean, is there—do you believe the downside risk is limited at this point? I mean, has the program taken off to that level or, you know, is it up in the air?

Steve Fanning:	So, remember, number one, it’s only in the US, so that’s about 50% of our business. And number two, I would say it’s successful, so I think it really has served us well within the US market. And I will tell you that we are now planning to launch it internationally. So, we’re very pleased by that. We are effectively doing that as we speak.

Hesham Shaaban:	Okay. Thanks for taking my questions.

Steve Fanning:	You’re welcome.

Operator:	All right, thank you. Keay Nakae, please go ahead with your follow up.

Keay Nakae:	Yes. Did want to dive into the partner program a little deeper, Steve. You mentioned you’re happy with the number of docs re-upping. As these contracts roll off, you know, what percent would you say are continued—to continue under the program, and do they do so under the same terms or is their monthly price lower at this point?

Steve Fanning:	No, they do so under the same terms. And I’m going to leave it at that, Keay, because one of our competitors has also launched a program very similar to this, which is basically a knock-off of ours, and I now believe that it’s proprietary information, so I want to hold back a bit.

Keay Nakae:	Okay, that’s fine. With respect to the cost savings with Reliant, can you give us a sense for how those might come on stream in, say, the first 12 months of the year? I mean, at what point in each quarter do you expect to realize those annual savings?

Steve Fanning:	I’m going to flip that to Dan. Dan?

Dan Ferrari:	Yes, that would be—in the first quarter, it would be a smaller amount, say, about $3 million of the $19, and then the balance splits fairly evenly over the last three quarters, Keay.

Keay Nakae:	Okay. That’s helpful. And is there specific areas of the operation where those savings come from that allow you to have that, sort of, predictability?

Steve Fanning:	Yes. Well, there are programs that we’ve identified, there are vacancies that we don’t plan to fill. So, they are very, what I would call, hard numbers.

Dan Ferrari:	And then, we’re transferring manufacturing, and manufacturing transfer will be done in Q3, so that’s why the lower number, predominantly.

Keay Nakae:	Okay, very good. Thanks.

Steve Fanning:	You’re welcome.

Operator:	All right, thank you. And Anthony Vendetti, please go ahead with your follow up.

Anthony Vendetti:	Sure, thanks. The 8 to 9%, Steve, for Cellulite, that’s as a percent of tip revenues, correct?

Steve Fanning:	Correct. Percent of revenue, correct.

Anthony Vendetti:	Percent of tip revenues, not total revenues.

Steve Fanning:	Oh, yes. Absolutely, yes.

Anthony Vendetti:	Of tip revenues, okay. And what—you usually give the percent of tip sales that are from your new tips—the DTC, the STC, the Cellulite—.

Steve Fanning:	Yes. That’s about—over 65% at this point.

Anthony Vendetti:	Over 65%. Okay, great.

Steve Fanning:	Correct. Yes.

Operator:	Thank you. Ladies and gentlemen, if there any additional questions at this time, please press the star followed by the one now. Again, if you are on speaker equipment, you will need to lift your handset before making that selection. Star, one with a question at this time.

Gentlemen, there are no further questions at this time. Please continue with any closing comments.

Steve Fanning:	Okay. Well, thank you, everyone, and we really look forward to updating you on our progress in the near future. Thank you.

Operator:	All right, thank you. Ladies and gentlemen, this does conclude the Thermage 3rd Quarter 2008 Earnings Conference Call. If you would like to listen to a replay of today’s conference, you can do so by dialing 1-800-405-2236 or 303-590-3000, and then put the passcode 11120695. Those numbers again, 800-405-2236 or 303-590-3000, and put the passcode 11120695. ACT would like to thank you very much for your participation today, and you may now disconnect. Have a very pleasant rest of your day.

END

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended September 30, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.